                             PROSPECTUS SUPPLEMENT

                                                FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-43191

                            ARTIX LABORATORIES, INC.
                    SUPPLEMENT NO. 4 DATED NOVEMBER 19, 1998
                     TO PROSPECTUS DATED FEBRUARY 12, 1998
                                  RELATING TO
             $50,000,000 7% CONVERTIBLE SUBORDINATED NOTES DUE 2004
                   INTEREST PAYABLE JUNE 1 AND DECEMBER 1 AND
            SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION THEREOF

     All capitalized terms used but not defined herein shall have the meanings set forth in the Prospectus dated February 12, 1998, as amended by Supplement No. 1 dated March 25, 1998, Supplement No. 2 dated May 27, 1998 and Supplement No. 3 dated August 12, 1998 (collectively, the "Prospectus"), forming a part of the Registration Statement on Form S-3 (Registration No. 333-43191). Any cross references in this Supplement ("Supplement") refer to portions of the Prospectus.

     The purpose of this Supplement is to provide additional information regarding the Selling Securityholders. In addition to the Selling Securityholders named in the Prospectus, the following table (a) deletes certain Selling Securityholders to reflect private transfers of Securities, and (b) sets forth the name of each additional Selling Securityholder and its relationship, if any, with the Company (i) the amount of Notes owned by such additional Selling Securityholder as of November 19, 1998 (assuming no Notes have been sold under the Prospectus as of such date), (ii) the maximum amount of Notes which may be offered for the account of such additional Selling Securityholder under the Prospectus, (iii) the amount of Common Stock owned by such additional Selling Securityholder as of November 19, 1998, and (iv) the maximum amount of Common Stock which may be offered for the account of such additional Selling Securityholder under the Prospectus.

                                           PRINCIPAL AMOUNT OF
                                            NOTES BENEFICIALLY                                 NUMBER OF       SHARES OF COMMON
                                                  OWNED             PRINCIPAL AMOUNT OF    CONVERSION SHARES    STOCK OFFERED
NAME OF SELLING SECURITYHOLDER               THAT MAY BE SOLD       NOTES OFFERED HEREBY   THAT MAY BE SOLD       HEREBY(1)
------------------------------           ------------------------   --------------------   -----------------   ----------------
DELETE:
Yield Strategies Fund II, L.P..........         $3,000,000               $3,000,000             157,894            157,894
Lakeshore International, Ltd...........         $2,000,000               $2,000,000             105,263            105,263
Putnam Convertible Income-Growth
  Trust(2).............................         $1,200,000               $1,200,000              63,158             63,158
Smith Barney, Inc......................         $1,500,000               $1,500,000              78,947             78,947
ADD:
Hambrecht & Quist, LLC.................         $1,850,000               $1,850,000              97,368             97,368
Deutsche Bank Securities...............         $1,000,000               $1,000,000              52,631             52,631
JMG Convertible Investments, L.P.......         $1,000,000               $1,000,000              52,631             52,631
KA Management LTD......................         $1,434,989               $1,434,989              79,721             79,721
KA Trading LP..........................         $  615,011               $  615,011              32,369             32,369
Simpson Group Retirement Fund..........         $   10,000               $   10,000                 526                526
World Wide Transactions Ltd............         $   60,000               $   60,000               3,158              3,158
Helix Convertible Opportunities L.P....         $  650,000               $  650,000              34,211             34,211
Helix Convertible Opportunities Ltd....         $  880,000               $  880,000              46,316             46,316
The Common Fund FAD Absolute Return
  Fund.................................         $  100,000               $  100,000               5,263              5,263
WR Investment Partners LP..............         $   50,000               $   50,000               2,632              2,632
Unnamed holders of Notes or any future
  transferees, pledgees, donees or
  successors of or from any unnamed
  holders(3)...........................         $  810,000               $  810,000              42,632             42,632
                                                ----------               ----------             -------            -------
          Total........................         $8,410,000               $8,410,000             442,632            442,632
                                                ==========               ==========             =======            =======

---------------

(1) Assumes conversion into Common Stock of the full amount of Notes held by such Selling Securityholder at the initial conversion price of $19.00 per share. The conversion price and the number of shares of Common Stock issuable upon conversion of the Notes are subject to adjustment under certain circumstances. See "Description of Notes-Conversion Rights." Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease form time to time. Fractional shares will not be issued upon conversion of the Notes; rather, cash will be paid in lieu of fractional shares, if any.
(2) $3,800,000 principal amount of Notes are still held by such Selling Stockholder and remain subject to the Prospectus.
(3) No holder may offer Notes pursuant to the Prospectus until such holder is included as a Selling Securityholder in a supplement to the Prospectus in accordance with the Registration Rights Agreement. Assumes that the unnamed holder of Notes or any future transferees, pledgees, donees or successors of or from any such unnamed holder do not beneficially own any Common Stock other than the Common Stock issuable upon conversion of the Notes at the initial conversion price.

     Because the Selling Securityholders may, pursuant to the Prospectus, offer all or some portion of the Notes and Common Stock they presently hold or, with respect to Common Stock, have the right to acquire upon conversion of such Notes, no estimate can be given as to the amount of the Notes and Common Stock that will be held by the Selling Securityholders upon termination of any such sales. In addition, the Selling Securityholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Notes and Common Stock since the date on which they provided the information regarding their Notes and Common Stock, in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

     Only the Selling Securityholders identified above and in the Prospectus who beneficially own the Notes and Common Stock set forth opposite each such Selling Securityholder's name may sell such Notes and Common Stock pursuant to the Prospectus and this Supplement. The Company may from time to time, in accordance with the Registration Rights Agreement include additional Selling Securityholders in supplements to the Prospectus.

     The Selling Securityholders identified above did not have any material relationship with the Company other than as a result of ownership of the Notes, within the three-year period ending on the date of this Supplement.

     The preceding table has been prepared based upon the information furnished to the Company by the Selling Securityholders named therein.